Exhibit 99.B(d)(3)(vi)

May 3, 2009

Michael Gioffre

Senior Vice President

ING Investment Management Co.

10 State House Square

Hartford, CT 06103-3602

Dear Mr. Gioffre:

On Friday, March 27, 2009, the Board of Trustees (the “Board”) of ING Mutual Funds approved the merger of ING International Growth Opportunities Fund (the “Fund”), with and into ING International Capital Appreciation Fund.  As Management also wished to transition the Fund’s portfolio prior to the merger, the Board also voted to replace ING Investment Management Co. as Sub-Adviser to the Fund and to submit the matter to shareholders for their consideration.  Thus, if shareholders of the Fund approve the new sub-adviser, the Sub-Advisory Agreement with ING Investment Management Co. (the “Agreement”) will terminate in accordance with Section 15 of the Agreement, effective on or about July 24, 2009, and no earlier than July 21, 2009.

In the interim, we will be contacting you to facilitate a smooth transition.  Further, the Board of Trustees has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders.  I know we can count on your cooperation in this regard.

Very truly yours,

/s/ Michal J. Roland
Michael J. Roland
Executive Vice President
ING Mutual Funds

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Mutual Funds